For immediate release
Mittal Steel announces terms of mandatory sell-out for remaing Arcelor shares.

8th August 2006 – Rotterdam – Mittal Steel Company N.V. (“Mittal Steel”) announces the details of the sell-out right that, pursuant to Luxembourg law, entitles the remaining shareholders of Arcelor to sell their Arcelor shares to Mittal Steel within three months following the end of the on-going subsequent offering period, i.e., from August 18, 2006 until November 17, 2006 (inclusive).

In order to conform to Luxembourg law and to give effect to the exercise of the sell-out right, the remaining shareholders of Arcelor may sell their shares solely for cash, at a price of €40.40 per Arcelor share (i.e., the same as the cash consideration offered in the secondary cash offer), which the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”) has indicated was the fair price of the all-cash consideration to be offered in the sell-out proceedings.

In order to comply with the provisions of the Luxembourg takeover law relating to the sell-out, as from August 18, 2006 and throughout the three-month period ending on November 17, 2006 (inclusive), Mittal Steel will have a standing buy order at a price of €40.40 per Arcelor share, on each of the markets where Arcelor shares are listed, including on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia. Settlement of such trades will take place in accordance with the applicable rules on each such market.

Details on the implementation of such sell-out right can be obtained from:

Mittal Steel Company N.V.	Mittal Steel Company N.V.
Julien Onillon,	Thomas A. McCue,
Director, Investor Relations	Director, North American Investor Relations
+44 (0)20 7543 1136	(and Treasurer Mittal Steel USA)
+1 312 899 3927

Mittal Steel Company N.V.

Do-hyun AN,

Manager, Investor Relations

+44 (0)20 7543 1150

If at any time prior to November 17 (inclusive) Mittal Steel holds 95% or more of the capital and voting rights in Arcelor, Mittal Steel will require, in accordance with Luxembourg law, the remaining shareholders of Arcelor to sell their Arcelor shares to Mittal Steel at a price of €40.40 per Arcelor share. When Mittal Steel exercises such right, a further press release will detail the conditions of such squeeze-out and the sell-out proceedings will then be terminated.

No Offer

In connection with the pending offer to acquire Arcelor, no offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. The pending offer to acquire Arcelor is made only pursuant to the official offer document approved by the appropriate regulators.

Important information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended

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and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SEC’s website at www.sec.gov.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in twenty-seven countries, on five continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange (MT), Euronext Amsterdam (MT), Euronext Brussels (MTBL), Euronext Paris (MTP), the Luxembourg Stock Exchange (MT), and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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